                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 -------------
                                   FORM 11-K
                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

    FOR THE TRANSITION PERIOD FROM                    TO
                                   ------------------    ------------------

                        COMMISSION FILE NUMBER 33-42194


                        POOL COMPANY 401(k) SAVINGS PLAN

        (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN IF DIFFERENT
                      FROM THAT OF THE ISSUER NAMED BELOW)


                            POOL ENERGY SERVICES CO.
                             10375 RICHMOND AVENUE
                              HOUSTON, TEXAS 77042

        (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND
                THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICES)

POOL COMPANY 401(k) SAVINGS PLAN, REPORT ON FORM 11- K

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                           PAGE
INDEPENDENT AUDITORS' REPORT                                                                 3

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, December 31, 1998                         4

   Statement of Net Assets Available for Benefits, December 31, 1997                         5

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1998                                                                       6

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1997                                                                       7

   Notes to Financial Statements                                                             8

SUPPLEMENTAL SCHEDULES:

   Item 27a - Assets Held for Investment, December 31, 1998                                 13

   Item 27d - Reportable Transactions for the Year Ended December 31, 1998                  14

Schedules other than those listed above have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustee and Participants of the
    Pool Company 401(k) Savings Plan:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Pool Company 401(k) Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1998 and (2) reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 4, 1999

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                                                FUNDS
                                              ----------------------------------------------------------------------------
                                                                                                     NEW          PRIME
                                                STABLE        NEW         EQUITY      CAPITAL      AMERICA       RESERVE
                                                VALUE        INCOME       INCOME    APPRECIATION    GROWTH        FUND
ASSETS -

   Investments (at fair value):
      T. Rowe Price mutual funds              $7,225,958   $1,576,142   $8,086,880   $3,544,742   $6,583,685    $4,601,102
      Pool Energy Services Co. common stock
      Participant loans

                                              ----------   ----------   ----------   ----------   ----------    ----------
                   Total                       7,225,958    1,576,142    8,086,880    3,544,742    6,583,685     4,601,102
                                              ----------   ----------   ----------   ----------   ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS             $7,225,958   $1,576,142   $8,086,880   $3,544,742   $6,583,685    $4,601,102
                                              ==========   ==========   ==========   ==========   ==========    ==========



                                                        FUNDS
                                               -------------------------
                                               POOL ENERGY
                                               SERVICES CO.  PARTICIPANT
                                               COMMON STOCK     LOANS         TOTAL

ASSETS -

   Investments (at fair value):
      T. Rowe Price mutual funds                                           $31,618,509
      Pool Energy Services Co. common stock    $2,664,741                    2,664,741
      Participant loans                                       $2,007,418     2,007,418
                                               ----------     ----------   -----------

                   Total                        2,664,741      2,007,418    36,290,668
                                               ----------     ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS              $2,664,741     $2,007,418   $36,290,668
                                               ==========     ==========   ===========


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1997
-------------------------------------------------------------------------------


                                                                               FUNDS
                                             ----------------------------------------------------------------------------
                                                                                                    NEW          PRIME
                                               STABLE        NEW         EQUITY      CAPITAL      AMERICA       RESERVE
                                               VALUE        INCOME       INCOME    APPRECIATION    GROWTH        FUND
ASSETS -
   Interest receivable                                                                                         $    3,618
                                             ----------   ----------   ----------   ----------   ----------    ----------

   Investments (at fair value):
      T. Rowe Price mutual funds             $5,564,477   $1,012,038   $7,464,987   $2,914,070   $5,292,335     1,923,827
      Pool Energy Services Co. common stock
      Participant loans

                                             ----------   ----------   ----------   ----------   ----------    ----------
                   Total                      5,564,477    1,012,038    7,464,987    2,914,070    5,292,335     1,923,827
                                             ----------   ----------   ----------   ----------   ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS            $5,564,477   $1,012,038   $7,464,987   $2,914,070   $5,292,335    $1,927,445
                                             ==========   ==========   ==========   ==========   ==========    ==========


                                                           FUNDS
                                               ---------------------------------------
                                               POOL ENERGY
                                               SERVICES CO.   PARTICIPANT
                                               COMMON STOCK      LOANS        TOTAL
ASSETS -
   Interest receivable                                                    $     3,618
                                               ----------     ----------   -----------

   Investments (at fair value):
      T. Rowe Price mutual funds                                            24,171,734
      Pool Energy Services Co. common stock    $2,165,233                    2,165,233
      Participant loans                                       $1,245,819     1,245,819
                                               ----------     ----------   -----------

                   Total                        2,165,233      1,245,819    27,582,786
                                               ----------     ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS              $2,165,233     $1,245,819   $27,586,404
                                               ==========     ==========   ===========


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                                                         FUNDS
                                                   --------------------------------------------------------------------------------
                                                                                                               NEW         PRIME
                                                        STABLE          NEW        EQUITY      CAPITAL       AMERICA      RESERVE
                                                        VALUE         INCOME       INCOME    APPRECIATION    GROWTH        FUND
ADDITIONS:
   Employer contributions                          $   74,890    $   28,906    $   95,056    $   53,136    $   92,232
   Employee contributions                             771,430       279,304     1,173,742       603,549     1,134,992
   Dividends and interest                             393,941       111,823       661,843       543,076       509,077    $   11,958
   Net appreciation (depreciation) of
      investments (Note 4)                                          (40,339)       13,237      (357,301)      454,871
   Transfer of DA&S Oil Well Servicing, Inc.
      401(k) Plan and Trust assets                                                                                        4,043,277
   Transfer of A.A. Oilfield Service, Inc. Profit
      Sharing 401(k) Plan assets                                                                                            557,825
                                                   ----------    ----------    ----------    ----------    ----------    ----------

                Total                               1,240,261       379,694     1,943,878       842,460     2,191,172     4,613,060

DEDUCTIONS -
   Employee benefit payments, withdrawals
      and other                                      (582,601)     (104,156)     (627,364)     (441,010)     (501,794)     (148,554)

INTERFUND TRANSFERS                                 1,003,821       288,566      (694,621)      229,222      (398,028)   (1,790,849)
                                                   ----------    ----------    ----------    ----------    ----------    ----------

INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                     1,661,481       564,104       621,893       630,672     1,291,350     2,673,657

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                5,564,477     1,012,038     7,464,987     2,914,070     5,292,335     1,927,445
                                                   ----------    ----------    ----------    ----------    ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                     $7,225,958    $1,576,142    $8,086,880    $3,544,742    $6,583,685    $4,601,102
                                                   ==========    ==========    ==========    ==========    ==========    ==========


                                                                FUNDS
                                             -----------------------------------------
                                                POOL ENERGY
                                                SERVICES CO.  PARTICIPANT
                                                COMMON STOCK     LOANS         TOTAL

ADDITIONS:
   Employer contributions                       $   38,997                 $   383,217
   Employee contributions                          482,289                   4,445,306
   Dividends and interest                           12,698                   2,244,416
   Net appreciation (depreciation) of
      investments (Note 4)                        (760,666)                   (690,198)
   Transfer of DA&S Oil Well Servicing, Inc.
      401(k) Plan and Trust assets                               370,583     4,413,860
   Transfer of A.A. Oilfield Service, Inc.
      Profit Sharing 401(k) Plan assets                                        557,825
                                                ----------    ----------   -----------

                Total                             (226,682)      370,583    11,354,426

DEDUCTIONS -
   Employee benefit payments, withdrawals
      and other                                   (124,359)   $ (120,324)   (2,650,162)

INTERFUND TRANSFERS                                850,549       511,340
                                                ----------    ----------   -----------

INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                    499,508       761,599     8,704,264

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                             2,165,233     1,245,819    27,586,404
                                                ----------    ----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                  $2,664,741    $2,007,418   $36,290,668
                                                ==========    ==========   ===========




See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------


                                                                                FUNDS
                                            ----------------------------------------------------------------------------
                                                                                                     NEW         PRIME
                                               STABLE         NEW         EQUITY      CAPITAL       AMERICA     RESERVE
                                               VALUE        INCOME        INCOME    APPRECIATION    GROWTH        FUND
ADDITIONS:
   Employer contributions                   $   77,623    $   26,510   $   82,261   $   46,077   $   86,598
   Employee contributions                      822,261       269,616    1,022,581      515,309      975,168
   Dividends and interest                      345,139        69,948      749,302      369,035      268,185   $   12,809
   Net appreciation of investments (Note 4)                   19,552      879,436       42,070      667,291
   Transfer of R & H Well Service, Inc.
      Employee Profit Sharing Plan assets                                                                      1,923,827
                                            ----------    ----------   ----------   ----------   ----------   ----------

                Total                        1,245,023       385,626    2,733,580      972,491    1,997,242    1,936,636

DEDUCTIONS -
   Employee benefit payments, withdrawals
      and other                               (571,017)      (72,678)    (352,411)    (177,500)    (417,051)     (32,162)

INTERFUND TRANSFERS                            242,919      (218,042)     (15,957)    (206,686)    (397,417)    (603,486)
                                            ----------    ----------   ----------   ----------   ----------   ----------

INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                916,925        94,906    2,365,212      588,305    1,182,774    1,300,988

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                         4,647,552       917,132    5,099,775    2,325,765    4,109,561      626,457
                                            ----------    ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                              $5,564,477    $1,012,038   $7,464,987   $2,914,070   $5,292,335   $1,927,445
                                            ==========    ==========   ==========   ==========   ==========   ==========



                                                                       FUNDS
                                                     -------------------------------------------
                                                      POOL ENERGY
                                                      SERVICES CO.  PARTICIPANT
                                                     COMMON STOCK      LOANS             TOTAL
ADDITIONS:
   Employer contributions                              $ 26,888                     $    345,957
   Employee contributions                               268,241                        3,873,176
   Dividends and interest                                 6,026                        1,820,444
   Net appreciation of investments (Note 4)             472,156                        2,080,505
   Transfer of R & H Well Service, Inc. Employee
      Profit Sharing Plan assets                                                       1,923,827
                                                     ----------      ----------      -----------

                Total                                   773,311                       10,043,909

DEDUCTIONS -
   Employee benefit payments, withdrawals
      and other                                         (91,351)     $  (61,880)      (1,776,050)

INTERFUND TRANSFERS                                     155,084       1,043,585
                                                     ----------      ----------      -----------

INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                         837,044         981,705        8,267,859

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                  1,328,189         264,114       19,318,545
                                                     ----------      ----------      -----------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                       $2,165,233      $1,245,819      $27,586,404
                                                     ==========      ==========      ===========


See notes to financial statements.

POOL COMPANY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following description of the Pool Company 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan, intended to qualify under Sections 401(a), 401(k), 401(m) and 501(a) of the Internal Revenue Code (the "Code"), which is maintained for eligible employees of Pool Company and its participating subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The effective date of the Plan was January 1, 1991.

      During 1997, the Plan was amended to include as eligible employers certain entities that had been acquired by the Company in 1997. Certain benefit plans maintained by these entities were or will be terminated or merged into the Plan, and eligible participants in the prior plans will become eligible to participate in the Plan upon meeting the eligibility requirements. Eligible assets of the terminated plans were distributed to the participants, rolled into the Plan or rolled into other qualified plans depending on the participants' direction. All other assets of the merged or terminated plans were or will be merged or transferred into the Plan. The Plan was further amended to accept existing participant loans, subject to their originating terms, transferred in from a new eligible employer. Effective December 31, 1998, the DA&S Oil Well Servicing, Inc. 401(k) Plan and the A.A. Oilfield Service, Inc. Profit Sharing Plan were merged into the Plan.

      THE TRUST - The Pool Company 401(k) Savings Plan Trust (the "Trust") was established effective January 1, 1991, to hold and invest the contributions made by the Company and participants under the Plan. T. Rowe Price Trust Company (the "Trustee") manages the Trust and maintains individual accounts for each participant.

      PARTICIPANT LOANS - During 1997, the Plan was amended to allow participant loans, subject to the provisions as set forth in the Plan. Prior to this amendment, the Plan only accepted existing participant loans, subject to their originating terms, transferred in from an acquired employer. Loan transactions are treated as a transfer to (from) the applicable investment fund (from) to the participant loans fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Interest rates range from 8.75% to 11%. Principal and interest are paid ratably through monthly payroll deductions.

      ALLOCATION OF INVESTMENT INCOME - The net earnings or loss of each fund within the Trust, including capital gains or losses whether or not realized, are allocated to individual participant accounts in that fund based on the ratio that the value of each participant's account bears to the value of all accounts in that fund as of the valuation date.

      ELIGIBILITY - All full-time and part-time employees of the Company not covered by a collective bargaining agreement who have attained the age of 21 and completed one year of service are eligible to participate in the Plan. Effective January 1, 1999 the age requirement will be discontinued.

      CONTRIBUTIONS - Employees may contribute, on a pretax basis, up to 12% of their annual compensation, subject to limitations set forth in the Plan. Employee contributions (and the related employer-matching contribution) are directed to the various available investment options by the employee and may be changed at any time at the employee's request. The Company is currently matching 25% of the first $1,000 of each employee's annual contribution. Company contributions are voluntary and may be terminated or amended at any time. Effective January 1, 1999, the pretax employee contribution limitation will be raised to 20% of eligible compensation and the Company will match 100% of the first 3% of a participant's compensation contributed to the Plan and 50% of the next 2%. The matches will be in Pool Energy Services Co. stock.

      VESTING - Participants are 100% vested in the balance resulting from their employee contributions and resultant net earnings or loss. Vesting in the employer-matching contribution account is based on a participant's total years of service as follows:


                  YEARS OF SERVICE                       VESTING PERCENTAGE
                        1                                       0
                        2                                      25
                        3                                      50
                        4                                      75
                    5 or more                                 100

      Effective January 1, 1999 participants will become fully vested in the employer-matching contribution account.

      WITHDRAWALS - Withdrawals prior to the age of 65 are allowed only at the termination of employment, on a hardship basis subject to Internal Revenue Service regulations, or for the purpose of a participant loan.

      FORFEITURES - At December 31, 1998, unallocated forfeitures of $52,357 were held in various funds and are available to reduce future employer contributions.

      TERMINATION OF THE PLAN - The Company may discontinue contributions or amend or terminate the Plan at any time subject to provisions set forth in ERISA. If the Plan is terminated, participants will become fully vested in Company contributions and resultant net earnings or loss and distributions will be made to participants and beneficiaries in proportion to their account balances after payment of expenses properly chargeable to the Trust.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan have been prepared using the accrual basis of accounting.

      INVESTMENTS - Investments for all funds except for the Stable Value Fund are stated at fair value as determined by reference to published market quotations. At December 31, 1998 and 1997, the guaranteed investment contracts held by the Plan in the Stable Value Fund were valued at contract value as determined by the Trustee pursuant to the provisions of Statement of Position 94-4, "Reporting of

      Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans" ("SOP 94-4"). According to the provisions of SOP 94-4, the contracts for this plan have been deemed to be benefit responsive. As such, the contracts are presented at contract value on the statement of net assets available for benefits. During and at the year ended December 31, 1998 and 1997, contract value approximated fair value. Although the contract issuers guarantee the payment of interest and repayment of principal, the Plan does not guarantee that the issuers will fulfill their obligations since such a condition depends solely on the credit worthiness of the issuers. The average yield of the contracts within the Stable Value Fund for both of the years ended December 31, 1998 and 1997 was approximately 6.2%.

      The investment options are as follows:

            Stable Value Fund - This fund primarily invests in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs) and Synthetic Investment Contracts (SICs). GICs are issued by highly rated insurance companies, BICs are issued by banks while SICs are issued by insurance companies, banks and other issuers.

            New Income Fund - This fund invests in high quality U.S. Treasury and other U.S. government securities, corporate bonds, and mortgage backed securities.

            Equity Income Fund - This fund invests in common stocks of established companies primarily for their substantial dividend income and, secondarily, their long-term capital appreciation.

            Capital Appreciation Fund - This fund invests in common stocks, convertible securities, bonds, and money market instruments believed to have the potential for long-term growth while reducing the fund's exposure to market declines.

            New America Growth Fund - This fund invests in stocks of established and emerging companies expected to have superior earning growth, and which operate primarily in the service sector.

            Pool Energy Services Co. Common Stock Fund - This fund invests in common stocks of Pool Energy Services Co.

            Prime Reserve Fund - This fund invests primarily in U.S. government securities, commercial paper and bank notes for the preservation of principal investment. The fund is temporarily established to hold the funds of certain participants which were rolled into the Plan pending reallocation into other funds. No other contributions are allowed.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.    INVESTMENTS

      Individual investments that exceeded 5% of net assets available for benefits as of December 31, 1998 and 1997 were as follows:


                                                       1998              1997
T. Rowe Price*:
   Stable Value Fund                              $ 7,225,958        $5,564,477
   New Income Fund                                  1,576,142
   Equity Income Mutual Fund                        8,086,880         7,464,987
   Capital Appreciation Mutual Fund                 3,544,742         2,914,070
   New America Growth Mutual Fund                   6,583,685         5,292,335
   Prime Reserve Fund                               4,601,102         1,923,827
Pool Energy Services Co. Common Stock*              2,664,741         2,165,233
Participant Loans*                                  2,007,418

* Party-in-interest

4.    NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

      Net appreciation (depreciation) of investments consisted of the following:


                                                                    1998             1997
Proceeds from sale of Pool Energy Services Co. ("PESCO")
   common stock                                                  $ 1,966,875      $ 1,067,643
Carrying value of PESCO common stock at time of sale               2,152,453          809,410
                                                                 -----------      -----------

Realized gain (loss) on sale of PESCO common stock                  (185,578)         258,233

Unrealized appreciation (depreciation) of PESCO common stock        (575,088)         213,923

Net investment gain from registered investment companies
   (T. Rowe Price)                                                    70,468        1,608,349
                                                                 -----------      -----------

Total                                                            $  (690,198)     $ 2,080,505
                                                                 ===========      ===========

5.    FEDERAL INCOME TAXES

      The Plan obtained a favorable determination letter from the Internal Revenue Service in 1992 stating that the Plan qualifies under Section 401(a) of the Code. Accordingly, earnings of the Plan are exempt from federal income taxes, and employees' contributions to the Plan are a reduction of the Company's income for federal income tax purposes, subject to applicable limitations. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.    ADMINISTRATIVE EXPENSES

      The Company may pay all expenses incurred in the administration of the Plan, including expenses and fees of the Trustee, but is not required to do so. Any such expenses not paid by the Company shall be paid by the Plan. The Company incurred administrative expenses of $81,492 and $53,336 in 1998 and 1997, respectively.

7.    PARTIES-IN-INTEREST

      Both the Company and the Trustee are parties-in-interest to the Plan as defined in Section 406 of ERISA.

8.    SUBSEQUENT EVENT

      On January 10, 1999, the Company entered into a definitive agreement and plan of merger (the "Merger Agreement") between the Company, Nabors Industries, Inc. ("Nabors") and Starry Acquisition Corp., a Texas corporation and a wholly owned subsidiary of Nabors ("Merger Sub"). The Merger Agreement provides, subject to certain conditions set forth therein, that Merger Sub will be merged (the "Merger") with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Nabors. At the effective time of the Merger, each share of common stock, without par value, of the Company (the "Pool Common Stock") issued and outstanding (excluding any treasury shares held by the Company and shares held by Nabors or any of its subsidiaries), including the associated common stock purchase rights, if any, outstanding at the effective time of the Merger, will be converted into the right to receive 1.025 shares of common stock, par value $.10 per share, of Nabors (the "Nabors Common Stock"). The closing of the Merger is subject to certain conditions, including, among other things, the approval of the holders of at least two-thirds of the Pool Common Stock, the registration with the Securities and Exchange Commission of the shares of Nabors Common Stock to be issued in connection with the Merger and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Merger is expected to close in the third quarter of 1999.

                                     ******

POOL COMPANY 401(k) SAVINGS PLAN

ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT,
DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                               NUMBER OF         ORIGINAL       FAIR
        DESCRIPTION OF ASSET                  SHARES/UNITS        COST          VALUE
T. Rowe Price*:
   Stable Value Fund                           7,225,958       $ 7,225,958   $ 7,225,958
   New Income Mutual Fund                        178,904         1,601,414     1,576,142
   Equity Income Mutual Fund                     307,252         7,028,481     8,086,880
   Capital Appreciation Mutual Fund              268,135         3,858,101     3,544,742
   New America Growth Mutual Fund                137,763         5,375,229     6,583,685
   Prime Reserve Fund                          4,601,102         4,601,102     4,601,102
Pool Energy Services Co. Common Stock*           245,646         3,134,983     2,664,741
Participant Loans*                                               2,007,418     2,007,418
                                                              ------------   -----------
TOTAL                                                         $ 34,832,686   $36,290,668
                                                              ============   ===========


*Party-in-interest

POOL COMPANY 401(k) SAVINGS PLAN

ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------


                                                       PURCHASES                                 SALES
                                               ------------------------     ------------------------------------------------
                                                 NUMBER                      NUMBER
                                                OF SHARES      COST         OF SHARES      PROCEEDS     ORIGINAL       GAIN
                                                OR UNITS      (1) (2)        OR UNITS       (1) (3)       COST        (LOSS)
I.    SINGLE TRANSACTION
      T. Rowe Price* -
         Prime Reserve Fund                    4,601,102     4,601,102

II.   SERIES OF TRANSACTIONS IN THE
         SAME SECURITY

      T. Rowe Price*:
         Stable Value Fund                     4,152,057     4,152,057      2,490,576     $2,490,576   $2,490,576
         New Income Mutual Fund                  114,191     1,025,771         46,868        421,329      420,284    $  1,045
         Equity Income Mutual Fund               129,512     3,487,124        108,604      2,878,470    2,524,629     353,841
         Capital Appreciation Mutual Fund        131,170     1,916,021         61,136        928,047      893,316      34,731
         New America Growth Mutual Fund           60,712     2,799,279         42,712      1,962,799    1,752,706     210,093
         Prime Reserve Fund                    4,601,102     4,601,102      1,790,849      1,790,849    1,790,849
      Pool Energy Services Co. Common Stock*     300,493     3,227,056        152,108      1,966,875    1,689,968     276,907


The above transactions represent those defined as reportable transactions by
Section 2520.103-6 of the Annual Reporting Requirements of the Employee Retirement Income Security Act of 1974. Five percent of the fair market value of the Plan's assets at January 1, 1998 was used to determine those transactions requiring disclosure.

(1) These amounts were equal to the current value of the assets on the transaction date.
(2) Cost of purchases includes expenses incurred on transactions (e.g., commissions and transfer fees).
(3) Proceeds are net of expenses incurred on transactions.


*Party-in-interest

                                    EXHIBITS


ITEM

23.1  WRITTEN CONSENT OF DELOITTE & TOUCHE LLP DATED JUNE 25, 1999




                                   SIGNATURES

         THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                          POOL COMPANY 401(k) SAVINGS PLAN
                                          (NAME OF PLAN)

DATE:    JUNE 25, 1999                    BY: /s/ E.J. Spillard
                                             ----------------------------------
                                             E.J. SPILLARD
                                             SENIOR VICE PRESIDENT, FINANCE FOR
                                             POOL COMPANY, PLAN ADMINISTRATOR

                                 EXHIBIT INDEX




ITEM
----
23.1     WRITTEN CONSENT OF DELOITTE & TOUCHE LLP DATED JUNE 25, 1999